February 24, 2012

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Martin James, Senior Assistant Chief Accountant	By EDGAR and Email

Re:	Hutchinson Technology Incorporated

Form 10-K for the Fiscal Year Ended September 25, 2011

Filed December 8, 2011

Form 10-Q for the Fiscal Quarter Ended December 25, 2011

Filed January 27, 2012

File No. 001-34838

Dear Mr. James:

On behalf of Hutchinson Technology Incorporated, we hereby submit our response to the comments received from the Staff of the Commission by letter dated February 17, 2012. For your convenient reference, the text of each comment has been included in italics, each followed by our response.

Form 10-K for the Fiscal Year Ended September 25, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.	We note that the 2011 consolidation and restructuring actions you undertook included shortening the lives of the Hutchinson, Minnesota components operations long-lived assets, which resulted in accelerated depreciation of $3,150,000 included within cost of sales. Please tell us, and revise future filings to disclose, the prior and current useful lives of the Hutchinson, Minnesota components operations long-lived assets as well as the reason for the decrease in their useful lives. Also, in future filings please comply with the disclosure guidance outlined in FASB ASC 250-10-50-4.

Response: In 2011, we announced a manufacturing consolidation and restructuring plan, under which we have consolidated our Hutchinson, Minnesota components operations into our operations in Eau Claire, Wisconsin. Based on these consolidation and restructuring actions, it was determined that certain long-lived assets previously used by our Hutchinson, Minnesota components operations would be redundant upon completion of the consolidation and restructuring actions. Before the consolidation and restructuring actions, the redundant long-lived assets had remaining useful lives ranging from approximately one to twelve years. At the time the consolidation and restructuring plan was announced, we estimated that the plan would be complete in nine months. In accordance with the guidance outlined in FASB ASC 250-10-45-17, the remaining useful lives of these redundant long-lived assets were shortened to approximately nine months based on the anticipated time to completion of the consolidation and restructuring actions.

Securities and Exchange Commission

February 24, 2012

In future filings, the Company intends to include the requested additional disclosure and to comply with the disclosure guidance outlined in FASB ASC 250-10-50-4, as appropriate.

Financial Statements, page F-1

Note 2. Financing Arrangements, page F-10

2.	We see that in February 2011 and July 2011 you recorded gains of approximately $5,467,000 and $2,915,000, respectively, from the extinguishment of debt related to the exchange of your 3.25% Notes for 8.5% Notes. We note that you accounted for this exchange as a debt extinguishment. Please describe to us how you concluded that debt extinguishment accounting was appropriate for this exchange transaction based on the guidance at FASB ASC 470-50-40, including paragraphs 10 through 12. In this regard, please also reconcile for us your calculation of the gains on extinguishment to the amounts recorded in your consolidated balance sheets for the debt at the time of each exchange.

Response: We determined that debt extinguishment accounting was appropriate because, based on the guidance in FASB ASC 470-50-40, including paragraphs 10 through 12, and FASB ASC 470-20-40, including paragraphs 7 through 9, the new 8.50% Convertible Subordinated Notes due 2026 are substantially different from the old 3.25% Convertible Subordinated Notes due 2026. The Company arrived at its conclusion based on the following:

•	The 3.25% Notes included a cash conversion feature that is not available to holders of 8.50% Notes.

•	The 3.25% Notes and the 8.50% Notes included different contingently convertible dates.

•	There was a significant difference in the effective interest rates of the 3.25% Notes and the 8.50% Notes per the terms of the notes and effective interest rates on similar nonconvertible notes.

Accordingly, we concluded that debt extinguishment accounting was appropriate for the exchange transactions. To determine the impact of extinguishment on the financial statement line items, we followed the guidance in FASB ASC 470-20-40-19 and 470-20-40-20, which describes how to allocate the consideration transferred and transaction costs incurred for the extinguishment of debt instruments with cash conversion options between the liability component and the reacquisition of the equity component (FSP APB14-1, paragraph 20).

Securities and Exchange Commission

February 24, 2012

Based on the applicable guidance, the difference between the fair value and the carrying value of the liability component of the debt at the date of extinguishment was treated as a gain on extinguishment of debt. The difference between the fair value of the liability component and the fair value of the consideration exchanged was treated as reacquisition of the equity component, which resulted in a reduction to additional paid-in capital. The market pricing assumptions for the 3.25% Notes and the 8.50% Notes issued in February and June 2011 used management’s best estimate of fair value based on market data at the time of each exchange. A reconciliation of the calculation of the gains on extinguishment of debt to the amounts recorded in the Company’s consolidated balance sheets for the debt at the time of each exchange is as follows:

February 2011 Tender and Exchange

Retire $35,294,000 Outstanding 3.25% Notes with cash
Net carrying amount of $35,294,000 Outstanding 3.25% Notes net of discount	$31,862
Subtract fair value of Outstanding 3.25% Notes liability component	(29,029)
Subtract Outstanding 3.25% Notes debt issuance costs	(270)

Net gain on extinguishment of debt	$2,563

Fair value of consideration given to extinguish Outstanding 3.25% Notes	$30,000
Subtract fair value of Outstanding 3.25% Notes liability component	(29,029)

Reduction of additional paid in capital	$971

Exchange $40,000,000 Outstanding 3.25% Notes with $40,000,000 February Notes
Net carrying amount of $40,000,000 Outstanding 3.25% Notes net of discount	$36,110
Subtract fair value of Outstanding 3.25% Notes liability component	(32,900)
Subtract Outstanding 3.25% Notes debt issuance costs	(306)

Net gain on extinguishment of debt	$2,904

Fair value of consideration given to extinguish Outstanding 3.25% Notes	$35,300
Subtract fair value of Outstanding 3.25% Notes liability component	(32,900)

Reduction of additional paid in capital	$2,400

Total gain on extinguishment of debt, February 2011	$5,467

Total reduction of additional paid in capital, February 2011	$3,371

July 2011 Exchange

Exchange $45,963,000 Outstanding 3.25% Notes with $45,170,000 New Notes and $3,091,000 cash
Net carrying amount of $45,963,000 Outstanding 3.25% Notes net of discount	$42,477
Subtract fair value of Outstanding 3.25% Notes liability component	(39,298)
Subtract Outstanding 3.25% Notes debt issuance costs	(264)

Net gain on extinguishment of debt, July 2011	$2,915

Fair value of consideration given to extinguish Outstanding 3.25% Notes including $3,091,000 cash	$39,904
Subtract fair value of Outstanding 3.25% Notes liability component	(39,298)

Reduction of additional paid in capital, July 2011	$606

Securities and Exchange Commission

February 24, 2012

Form 10-Q for the Fiscal Quarter Ended December 25, 2011

Item 4. Controls and Procedures, page 23

3.	We note your disclosure that your principal executive and financial officers believe your disclosure controls and procedures are effective “to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed summarized and reported within the time periods specified in the SEC rules and forms.” The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. In future filings, please remove the language, or revise the disclosure so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response: Beginning with our Form 10-Q for the fiscal quarter ending March 25, 2012, our future filings will omit the identified language after the word “effective.”

As specifically requested, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if we can further assist your review of the filings.

Very truly yours,

HUTCHINSON TECHNOLOGY INCORPORATED

By:	/s/ Wayne M. Fortun
Wayne M. Fortun
President and Chief Executive Officer

cc:	David P. Radloff, Vice President and Chief Financial Officer
Kevin Kuhar, Staff Accountant
Jay Webb, Reviewing Accountant
PeggySteif Abram